SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d -16 of
                      the Securities Exchange Act of 1934


               Report on Form 6-K for the month of September 2005

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:

     1. A notification dated 2 September 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 13,704 Ordinary shares in the Company in which the directors have a technical interest.

     2. A notification dated 5 September 2005 advising of the acquisition of G Van Dongen Holdings BV, a European Temperature-controlled transport operator comprising seven companies in the Netherlands and Spain, by Gist Limited, part of The BOC Group.
     3. A notification dated 5 September 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 10,450 Ordinary shares in the Company in which the directors have a technical interest.
     4. A notification dated 9 September 2005 confirming that there is no further disclosure to be made under Listing rule 9.6.13 in relation to the appointment of A M Ferguson as a director of The BOC Group plc.
     5. A notification dated 9 September 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 2,804 Ordinary shares in the Company in which the directors have a technical interest.
     6. A notification dated 16 September 2005 advising details of the grant of 48,077 Ordinary shares in the Company as a Special Grant of Restricted Shares and the grant of an option over 76,106 Ordinary Shares in the Company under The BOC Group plc Long Term Incentive Plan to A M Ferguson, a director of the Company.
     7. A notification dated 16 September 2005 advising of the purchase by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 48,077 Ordinary shares in the Company in which the directors have a technical interest.
     8. A notification dated 19 September 2005 advising of the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 17,700 Ordinary shares in the Company in which the directors have a technical interest.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 2 SEPTEMBER 2005
                  AT 13.00 HRS UNDER REF: PRNUK-0209051258-8C54

2 September 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 1 September 2005 of 13,704 Ordinary shares of 25p each in the Company at an exercise price of 1078p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 13,704 Ordinary shares, the Trustee now holds 5,252,573 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,252,573 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 5 SEPTEMBER 2005
                  AT 07:04 HRS UNDER REF: PRNUK-0509050703-74EC

5 September 2005

                             GIST ACQUIRES EUROPEAN
                        TEMPERATURE-CONTROLLED OPERATION


Supply chain specialist Gist, part of The BOC Group, is expanding its primary business into Europe with the acquisition of G Van Dongen Holdings BV, a European temperature-controlled transport operator comprising seven companies based in the Netherlands and Spain.

The new European operation will be known as Gist Van Dongen and will provide fresh/chill and ambient transport services to food manufacturers in the Netherlands, Spain, Germany, Portugal, and France.

The (euro)46m turnover business adds to Gist's existing operations in the Czech Republic and the Netherlands, bringing five additional operating centres in Holland and one in Spain - net assets worth (euro)8m and in excess of 260 people.

Commented Gist managing director, Martin Gwynn: "This is an ideal strategic fit for Gist. We have a strong UK Primary chill business but we believe that substantial opportunities lie in Europe."

The Van Dongen existing customer base includes Flowerplus, Fritolay, Maersk, and Tetrapak.

The seven operating companies, being acquired, are:
     o    Van Dongen Transport
     o    Van Trans
     o    Peeman Transport
     o    Van Dongen Westland
     o    LogiFrance
     o    Van Dongen Aalsmeer
     o    Van Dongen Cool Logistics Barendrecht

For further information please contact:
Chris Marsay, Director, Investor Relations, The BOC Group
Tel. 01276 477222 (International +44 1276 477222)

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                     INFORMATION SERVICE ON 5 SEPTEMBER 2005
                  AT 16.09 HRS UNDER REF: PRNUK-0509051607-CC6A

5 September 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 2 September 2005 of 10,312 Ordinary shares of 25p each in the Company at an exercise price of 851p per share and 138 Ordinary shares of 25p each in the Company at an exercise price of 980p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 10,450 Ordinary shares, the Trustee now holds 5,242,123 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,242,123 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 9 SEPTEMBER 2005
                  AT 11:58 HRS UNDER REF: PRNUK-0909051147-087A


9 September 2005

THE BOC GROUP plc - A M FERGUSON

Further to the announcement made on 6 May 2005 that Alan Ferguson was to be appointed to the board of The BOC Group plc as an executive director with effect from 30 September 2005, it is confirmed that there is no further information to be disclosed under the requirements of Listing Rule 9.6.13 (formerly Listing Rule 16.4) in relation to his appointment.

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                     INFORMATION SERVICE ON 9 SEPTEMBER 2005
                  AT 14.32 HRS UNDER REF: PRNUK-0909051431-CAE4

9 September 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 8 September 2005 of 2,804 Ordinary shares of 25p each in the Company at an exercise price of 914p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 2,804 Ordinary shares, the Trustee now holds 5,239,319 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,239,319 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON 16 SEPTEMBER 2005 AT 14.34 HRS UNDER REF: PRNUK-1609051433-0678

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

                  Please complete all relevant boxes should in block capital letters.
-----------------------------------------------------------------------------------------------------------------
1.       Name of the issuer                              2.    State whether the notification relates to (i) a
                                                               transaction notified in accordance with DR
                                                               3.1.4R(1)(a); or

                                                               (ii) DR 3.1.4(R)(1)(b) a disclosure made in
                                                               accordance with section 324 (as extended by
                                                               section 328) of the Companies Act 1985; or

                                                               (iii) both (i) and (ii)

         THE BOC GROUP plc                                     (i) in accordance with DR3.1.4R(i)(a)
-----------------------------------------------------------------------------------------------------------------
3.       Name of person discharging managerial          4.     State whether notification relates to a person
         responsibilities/director                             connected with a person discharging managerial
                                                               responsibilities/director named in 3 and
                                                               identify the connected person
         ALAN MURRAY FERGUSON
-----------------------------------------------------------------------------------------------------------------
5.       Indicate whether the notification is in        6.     Description of shares (including class),
         respect of a holding of the person referred           debentures or derivatives or financial
         to in 3 or 4 above or in respect of a                 instruments relating to shares
         non-beneficial interest

-----------------------------------------------------------------------------------------------------------------
7.       Name of registered shareholders(s) and, if     8      State the nature of the transaction
         more than one, the number of shares held by
         each of them

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
9.       Number of shares, debentures or financial      10.    Percentage of issued class acquired (treasury
         instruments relating to shares acquired               shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------
11.      Number of shares, debentures or financial      12.     Percentage of issued class disposed (treasury
         instruments relating to shares disposed               shares of that class should not be taken into
                                                               account when calculating percentage)

-----------------------------------------------------------------------------------------------------------------
13.      Price per share or value of transaction        14.     Date and place of transaction

-----------------------------------------------------------------------------------------------------------------
15.      Total holding following notification and       16.     Date issuer informed of transaction
         total percentage holding following
         notification (any treasury shares should not
         be taken into account when calculating
         percentage)

-----------------------------------------------------------------------------------------------------------------

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

-----------------------------------------------------------------------------------------------------------------
17       Date of grant                                  18.    Period during which or date on which it can
                                                               be exercised

         15 SEPTEMBER 2005                                     SHARE AWARD - TWO THIRDS ON 15 MARCH 2006 AND
                                                               ONE THIRD ON 15 MARCH 2007 SUBJECT TO THE
                                                               EXECUTIVE REMAINING ELIGIBLE

                                                               LTIP - UP TO TWO THIRDS OF THE AWARD WILL
                                                               VEST ON 19 NOVEMBER 2007 SUBJECT TO
                                                               PERFORAMNCE CONDITIONS

-----------------------------------------------------------------------------------------------------------------
19.      Total amount paid (if any) for grant of the     20.   Description of shares or debentures involved
         option                                                (class and number)

         NIL                                                   ORDINARY SHARES OF 25P EACH

                                                               SHARE AWARD - 48,077

                                                               LTIP - 76,106
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
21.      Exercise price (if fixed at time of grant)      22.   Total number of shares or debentures over
         or indication that price is to be fixed at            which options held following notification
         the time of exercise

         SHARE AWARD - 1143.9879P PER SHARE                    124,183

         LTIP - GRANTED AT NIL COST

-----------------------------------------------------------------------------------------------------------------
23.      Any additional information                     24.    Name of contact and telephone number for
                                                               queries

         SHARE AWARD - THE EXECUTIVE WILL REMAIN               CAROL HUNT
         ELEIGBLE IN THE EVENT THAT BOC TERMINATES
         HIS EMPLOYMENT FOR ANY REASON OTHER THAN              01276 807759
         SUMMARY DISMISSAL WITHIN THE TERMS OF HIS
         EMPLOYMENT CONTRACT.

         LTIP - THE AWARD GRANTED UNDER THE BOC GROUP
         LONG TERM INCENTIVE PLAN MAY BE SATISFIED BY
         A NEW ISSUE OF SHARES TO THE DIRECTOR OR BY
         A TRANSFER OF SHARES FROM THE BOC GROUP plc
         EMPLOYEE SHARE TRUST (1995).  THE TRUST HAS
         THE RIGHT TO SUBSCRIBE THE NUMBER OF SHARES
         REQUIRED TO SATISFY THE OPTION.

-----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name and signature of duly authorised officer of issuer responsible for making notification



CAROL HUNT, DEPUTY COMPANY SECRETARY_____________________________

Date of notification ____16 SEPTEMBER 2005____________________________________

--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 16 SEPTEMBER 2005
                  AT 15.17 HRS UNDER REF: PRNUK-1609051516-4FAD

16 September 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the purchase on 15 September 2005 of 48,077 Ordinary shares of 25p each in the Company at a purchase price of (pound)11.439879 per share by Ogier Trustee Limited (the Trustee) for The BOC Group plc Employee Share Trust (1995) (the Trust). This Trust was established for the purpose of satisfying the exercise, in due course, of awards made under senior executive incentive plans.

Each of the directors of the Company, who is an employee, is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these Ordinary shares. Despite the technical interest in all the Ordinary shares each director will only be entitled to receive Ordinary shares from the Trust to the extent that awards are made to him in respect of these Ordinary shares.

Awards made to directors under the incentive plans have previously been notified, most recently on 19 November 2004.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 19 SEPTEMBER 2005
                  AT 13.56 HRS UNDER REF: PRNUK-1909051355-DBB2

19 September 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 16 September 2005 of 17,700 Ordinary shares of 25p each in the Company at an average exercise price of 915p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share incentive plans.

Following this disposal of 17,700 Ordinary shares, the Trustee now holds 5,269,696 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,269,696 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: October 3, 2005



                                        By:    /s/   Sarah Larkins
                                              ----------------------------------
                                              Name:  Sarah Larkins
                                              Title: Assistant Company Secretary